SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

May 13, 2004

Microcell Telecommunications Inc.

800 de La Gauchetière Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

     [Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2004

Microcell Telecommunications Inc.

	By:	/s/ Jocelyn Côté Jocelyn Côté, Vice-President, Legal Affairs and Assistant Secretary

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Microcell Telecommunications Inc. 800 de La Gauchetière Street West Suite 4000 Montreal, Quebec H5A 1K3

2.	Date of Material Change

May 5, 2004

3.	New Release

Microcell Telecommunications Inc. (“Microcell” or the “Company”), issued a press release with respect to a material change on May 5, 2004. A copy of such press release is attached hereto and form a part hereof.

4.	Summary of Material Change

On May 5, 2004 Microcell announced its consolidated financial and operating results for the first quarter ended March 31, 2004.

5.	Full Description of Material Change

On May 5, 2004 Microcell announced its consolidated financial and operating results for the first quarter ended March 31, 2004.

Total revenues for the first quarter of 2004 increased 9% to $145.3 million from $133.5 million for the same quarter in 2003, while total operating expenses before depreciation and amortization were $127.9 million, compared with $104.2 million. As a result, the Company recorded operating income before depreciation and amortization (“OIBDA”) of $17.4 million, down from $29.3 million for the first quarter of 2003. The decline in first quarter OIBDA was due primarily to a year-over-year increase in subscriber acquisition costs resulting from the activation of approximately 40,000 additional subscribers compared with the previous year.

Moreover, despite substantial decreases in interest expense and depreciation and amortization due to a reduction in long-term debt and capital assets following the implementation of its recapitalization plan on May 1, 2003, the Company reported a quarterly net loss of $14.7 million, compared with net income of $35.3 million for the first quarter of 2003. Net income for the first three months of 2003 resulted from a $103.2 million foreign exchange gain, compared with a foreign exchange loss of $7.3 million for the same period this year, due to the relatively higher level of U.S.-dollar denominated debt outstanding before May 1, 2003.

A detailed discussion and analysis of the financial results for the first quarter is provided at the end of the news release attached hereto in the section entitled Management’s Discussion and Analysis.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable

8.	Executive Officer

The senior officer who can answer questions regarding this report is Mr. Jocelyn Côté, Vice-President, Legal Affairs and Assistant Secretary of Microcell. Mr. Côté can be reached at (514) 937-2121.

9.	Date of Material Change Report

May 13, 2004.

SIGNED at Montreal, Quebec.

/s/ Jocelyn Côté

Jocelyn Côté
Vice-President, Legal Affairs and Assistant Secretary

Attachment to Microcell’s Material Change Report dated May 5, 2004

News Release

For immediate release

MICROCELL DELIVERS SOLID FIRST QUARTER RESULTS
OIBDA of $17.4 million ahead of plan driven by revenue growth of 9%
Quarterly gross additions up 51%

Montréal, May 5, 2004—Microcell Telecommunications Inc. (TSX: MT.A, MT.B) today announced its consolidated financial and operating results for the first quarter ended March 31, 2004.

Total revenues for the first quarter of 2004 increased 9% to $145.3 million from $133.5 million for the same quarter in 2003, while total operating expenses before depreciation and amortization were $127.9 million, compared with $104.2 million. As a result, the Company recorded operating income before depreciation and amortization (“OIBDA”) of $17.4 million, down from $29.3 million for the first quarter of 2003. The decline in first quarter OIBDA was due primarily to a year-over-year increase in subscriber acquisition costs resulting from the activation of approximately 40,000 additional subscribers compared with the previous year.

Moreover, despite substantial decreases in interest expense and depreciation and amortization due to a reduction in long-term debt and capital assets following the implementation of its recapitalization plan on May 1, 2003, the Company reported a quarterly net loss of $14.7 million, compared with net income of $35.3 million for the first quarter of 2003. Net income for the first three months of 2003 resulted from a $103.2 million foreign exchange gain, compared with a foreign exchange loss of $7.3 million for the same period this year, due to the relatively higher level of U.S.-dollar denominated debt outstanding before May 1, 2003.

“The first quarter of the year was a positive one, as we strengthened our balance sheet in preparation for the next phase of City Fido™ while delivering financial and operating results that were in line with our expectations,” said André Tremblay, President and Chief Executive Officer of Microcell Telecommunications Inc. “In fact, our postpaid performance was one of the highlights of the quarter due to steady subscriber acquisition, improved churn and solid average revenue per user. Consistent with our focus on profitability, cost control continued to be a key priority, which contributed meaningfully to the improvement in operating income for the quarter. With our sound first quarter results and just completed financing activities, we look to the future with confidence. Strengthened by the support of our shareholders and the financial community, we have all the resources needed to ensure both our growth and profitability.”

“Despite the traditional post-holiday period subscriber slowdown and intensified competition, we acquired approximately 20% of our total expected gross additions for 2004 in the first three months of the year, which was in line with our historical first quarter average,” stated Jacques Leduc, Chief Financial Officer and Treasurer of Microcell Telecommunications Inc. “Through steady postpaid revenue growth and our ability to streamline network expenses and acquisition costs, we exceeded our OIBDA objective for the first quarter. In addition, during the quarter, we achieved our priority of strengthening our financial position in order to pre-fund our business plan. With the infusion of new capital from our bank refinancing and rights offering, we have at our disposal approximately $250 million in available cash on a pro forma basis as at March 31, as well as access to a $34 million revolving credit line net of a $16 million credit to cover swap exposure. We believe this should provide us with sufficient liquidity to sustain our business operations until they are fully self-financing.”

A detailed discussion and analysis of the financial results for the first quarter is provided at the end of this news release in the section entitled Management’s Discussion and Analysis. Some operating and financial highlights for the first quarter included:

•	Total retail gross activations increased 51% to 119,364, up from 79,027 in the first quarter of 2003. Postpaid subscriber additions represented 62% of the total gross additions for the quarter, while prepaid accounted for the remaining 38%. This compares with a postpaid-to-prepaid split of 34% to 66% for the same three months in the previous year.

•	A provision for 50,000 inactive prepaid customers was eliminated. The provision was originally established during the second quarter of 2002, at which time the Company reduced its retail subscriber base by the same amount. The elimination of the provision resulted from a decision to terminate a retention program that targeted a specific pool of prepaid customers, as well as from a decision to increase resource allocation for City Fido. As a result, the Company wrote off 50,000 inactive prepaid customers against its remaining provision of 50,000. This did not have any impact on the Company’s end of quarter retail subscriber base or prepaid churn rate, as these operating statistics are calculated and presented net of the provision.

•	The combined postpaid and prepaid average monthly churn rate was 2.8% in the first quarter, compared with 3.3% for the corresponding quarter in 2003. This figure for the first quarter of 2004 is composed of a postpaid churn rate of 2.6% and a prepaid churn rate of 2.9%, compared with 2.5% and 4.0%, respectively, for the same quarter in the previous year.

•	As of March 31, 2004, Microcell provided wireless service to 1,257,512 retail subscribers, 605,538 of whom were on postpaid and 651,974 on prepaid. This result represents a net addition of 12,366 retail subscribers for the first three months of the year, compared with the loss of 39,935 subscribers for the same period in 2003. As of the end of the first quarter of 2004, the Company also provided PCS network access to 37,377 wholesale subscribers.

•	Postpaid average monthly revenue per user (ARPU) decreased slightly to $57.84 from $58.02 in the first quarter of 2003, due mainly to lower extra airtime revenue. Prepaid ARPU for the first quarter of 2004 decreased to $15.75 from $18.63 in 2003, primarily as a result of decreased minutes of usage, the activation of a greater number of lower denomination airtime refill vouchers, and a larger number of inactive accounts. Consequently, blended ARPU decreased to $35.92 from $36.77 for the first quarter of 2003.

•	The retail cost of acquisition (COA) for the first quarter remained virtually unchanged at $289 per gross addition, compared with $290 per gross addition in 2003. This result was achieved despite the impact from a relatively larger number of postpaid activations, higher variable costs related to promotions, and larger handset discounts available with the new Fido customer loyalty agreement.

•	On March 17, 2004, the Company completed the refinancing of its senior secured bank credit facilities, which provided approximately $54 million in cash and access to a $34 million undrawn revolving credit facility (net of a $16 million credit to cover swap exposure). As of March 31, 2004, the Company had cash, cash equivalents, short-term investments and marketable securities totalling $105.9 million, compared with $104.0 million as at the end of 2003. Subsequent to the end of the first quarter, the Company completed a rights offering and a related private share placement for aggregate net proceeds of approximately $145.8 million after $1.2 million used to redeem all of the Company’s preferred shares outstanding on April 30, 2004.

•	Capital expenditures for the first quarter were $75.0 million, compared with spending of $3.7 million for the same quarter in 2003. The higher year-over-year spending reflects an increase in network capacity and ongoing enhancement of existing service coverage ahead of a broader scale launch of City Fido in additional markets, as well as a return to more normal spending patterns to support overall subscriber and usage growth.

Microcell Telecommunications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

May 5, 2004

Forward-looking statements

This management’s discussion and analysis contains “forward-looking” statements, within the meaning of the securities laws, which are based on expectations and estimates. Forward-looking statements may be identified by the use of forward-looking terminology such as “believe,” “intend,” “may,” “will,” “expect,” “estimate,” “anticipate,” “continue,” “consider,” or similar terms, variations of those terms or the negative of those terms. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements contain potential risks and uncertainties, and actual results may therefore differ materially. We undertake no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

Important factors that may affect these expectations include, but are not limited to: changes in the Canadian economy and in Canadian and U.S. capital markets; changes in competition in our market; advances in telecommunications technology; changes in the telecommunications regulatory environment; future litigation; availability of future financing; unanticipated changes in expected growth of the number of subscribers; radiofrequency emission concerns; and exchange rate fluctuations. You should evaluate any statements in light of these important factors.

Basis of presentation and financial reorganization

The following is a discussion of the consolidated financial condition of Microcell and its subsidiaries as at March 31, 2004 and results of operations for the three-month periods ended March 31, 2004 and 2003. You should read it in conjunction with our Consolidated Financial Statements as of and for the twelve-month period ended December 31, 2003. Such Consolidated Financial Statements and the notes thereto, have been prepared in accordance with Canadian GAAP. All amounts are in Canadian dollars except otherwise indicated.

On May 1, 2003, the predecessor company of Microcell [“Old Microcell"], and certain subsidiaries of Old Microcell, emerged from a restructuring plan under the Companies’ Creditors Arrangement Act [“CCAA”] and CBCA. As a result, at that date, we have accounted for our financial reorganization by using the principles of fresh start accounting. Accordingly, all assets and liabilities were comprehensively revalued at estimated fair values and our deficit of $2.4 billion was eliminated and long-term debt obligations decreased by approximately $1.6 billion. We determined that our enterprise value was $689 million, of which $350 million were allocated to long-term debt and $339 million to equity. This enterprise value was determined based on several traditional valuation methodologies, utilizing projections developed by management including discounted cash flow analysis and comparable company trading analysis. A comprehensive revaluation of our assets and liabilities has been done based on this enterprise value. This resulted in a reduction of current assets [mainly consisting of the deferred charges incurred during the recapitalization process], property, plant and equipment, long-term investments and accrued liabilities. We also assigned a value, calculated at management’s best estimate of fair value, to our intangible assets, which are the PCS License at $188 million, determined using the replacement cost based on comparable transactions, the Fido brand name at $28.5 million, determined using the replacement cost method, and the customer list at $24.7 million, determined using the discounted future cash flows method.

Comparative financial information for periods prior to May 1, 2003 has been presented pursuant to regulatory requirements. In reviewing this comparative financial information, readers should remember that

Microcell Telecommunications Inc.

prior period results of operations do not reflect the effects of the Plan and the application of fresh start accounting.

We may continue to experience growth-related capital requirements arising from the need to fund network capacity improvements and ongoing maintenance and to fund the cost of acquiring new PCS customers. Our ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of our services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, general economic conditions and regulatory requirements.

As at March 31, 2004, we conducted our wireless communications business through two wholly-owned subsidiaries, which were: Solutions and Inukshuk. Up to May 1, 2003, we conducted our wireless communications business through five wholly-owned subsidiaries, which were: Microcell Capital II Inc., Microcell Connexions Inc., Microcell Labs Inc., Solutions and Inukshuk.

Accounting developments

During the three-month period ended March 31, 2004, we introduced two specific customer retention programs. Firstly, we now allow our postpaid customers to enter into a 24-month agreement for airtime services and in exchange, we grant additional discounts or credits for the purchase of handsets, which is deferred and amortized over the term of the agreement. Since related equipment and access to our network are bundled with airtime, we consider this arrangement as a revenue arrangement with multiple deliverables. Accordingly, the arrangement consideration is allocated among the separate units of accounting based on their relative fair values.

Secondly, we launched “Fido Rewards,” which allows our postpaid customers to accumulate “FidoDollars” based on their spending. Each FidoDollar will allow its holder, starting June 2004, to obtain a discount of $1 on the suggested retail price of a future purchase of a handset. Since this handset will generate future service revenues after its acquisition, we will account for the cost of this reward program, consisting primarily of the subsidy on the handset, when such FidoDollars are redeemed. At that date, we will recognize as equipment revenue the amount received from our customers, net of applicable FidoDollars, as well as the cost of the related handset. We accrue for our estimated obligation as awards are earned by our customers which are registered with the program. As at March 31, 2004, three million FidoDollars were issued to approximately 177,000 registered customers and, as a result, an amount of $3.0 million is included in our balance sheet within deferred charges and accounts payable and accrued liabilities.

The CICA recently amended Section 3870, Stock-based compensation and other stock-based payments, to require the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. As permitted by this amendment, we chose to apply this new standard retroactively, without restatement, beginning January 1, 2004, for all options granted under the new stock option plan since May 1, 2003. Consequently, our opening deficit as at January 1, 2004 has been adjusted to reflect an expense of $1.3 million relating to options granted since May 1, 2003.

In March 2004, we received a comment letter from the SEC in connection with its review of our registration statement filed on March 3, 2004 for the registration of its Class A Shares and Class B Shares issuable upon exercise of the Warrants 2005 and the Warrants 2008. SEC staff, among other things, has questioned whether our Fido brand name has an indefinite useful life and, consequently, whether it should be subject to periodic amortization. We believe such brand name should be considered to have an indefinite life. However, were such periodic amortization to be applied, assuming hypothetically a useful life of ten years, this would increase our net loss by $0.7 million, increase basic and diluted loss per share by $0.14 but would have no effect on cash flows for the three-month period ended March 31, 2004.

Microcell Telecommunications Inc.

Company overview

We are a provider of wireless telecommunications services in Canada. We offer a wide range of voice and high-speed data communications products and services to over 1.2 million customers. We operate a GSM network across Canada and market our PCS and GPRS under the Fido brand name. Moreover, we are the only wireless competitive local exchange carrier [CLEC] in Canada, which provides us with the ability to transfer telephone numbers from the incumbent local service providers to our wireless PCS service. PCS consists of wireless telecommunications services that use advanced and secure digital technology. We provide retail PCS to end-users under our PCS license, which was renewed for a second five-year term commencing on April 1, 2001.

On December 12, 2003, Industry Canada issued Gazette Notice DGRB-006-03 announcing that the license terms of existing cellular and PCS licensees, including us, will be extended to March 31, 2011. The terms and conditions for the renewal of the PCS license are briefly described in note 15 of our audited Consolidated Financial Statements for the year ended December 31, 2003. In addition to offering access to our PCS network to third-party telecommunications providers on a wholesale basis, we provide data and other wireless Internet services to our end-users based on the GPRS technology.

Our wholly-owned subsidiary, Inukshuk, was awarded MCS licenses to deploy a high-speed Internet Protocol-based data network using MCS technology in the 2500 MHz range. Inukshuk entered into phase 1 of a new venture with two partners to build an MCS network in order to offer high-speed Internet, IP-based voice and local networking services to selected markets across Canada. Inukshuk’s commitment for phase 1 is to permit the utilization of its MCS licenses. As of March 31, 2004, phase 1 of this project was not yet completed.

As at March 31, 2004, we offered PCS in most census metropolitan areas in Canada. In addition, we have deployed our GSM network in smaller communities and along major highway corridors. We estimate that our PCS network reaches some 19 million people or 61% of the Canadian population. Beyond this network footprint, we provide analog cellular roaming capabilities on the networks of other carriers, which effectively increase our service area to 94% of the total Canadian population. In addition, we have initiated seamless voice and text message roaming services with all the major GSM operators in the United States, covering more than 6,000 cities and towns in 46 states. We also have operational roaming agreements with 283 international GSM operators in 150 countries, covering most of Europe as well as a number of countries in the Pacific Rim, the Middle East, Africa and Australia.

Additional information relating to our company, including our Annual Information Form [AIF], is available on SEDAR at www.sedar.com.

Microcell Telecommunications Inc.

Corporate developments

•	Our liquidity position as at March 31, 2004 was strengthened with new senior secured bank debt that generated approximately $64 million of incremental cash availability [net of a $16 million credit reduction for swap exposure]. In addition, subsequent to the quarter, a rights offering and related private placement generated approximately $147 million of net proceeds. Following the rights offering we redeemed all of our outstanding preferred shares as at April 30, 2004. As a result, we reduced the number of share classes from six to two, thereby simplifying our capital structure;

•	We introduced a new customer loyalty program, whereby our customers can accumulate reward points based on spending that can be redeemed toward the purchase of a handset of their choice;

•	We introduced an optional two-year contract for our postpaid customers;

•	We commercially introduced iFidoTM wireless high-speed Internet access in Richmond, B.C. and Cumberland, Ontario. The new service, positioned as an alternative to digital subscriber line [DSL] and cable Internet services, was launched on a Multipoint Communications System [MCS] network, using the 2500 MHz frequency range. The network is being deployed by a venture composed of Allstream Inc., Inukshuk, and NR Communications, LLC. The venture also announced that AOL Canada Inc. will trial the new wireless high-speed access technology in Toronto;

•	We signed an inter-carrier agreement with the other three national wireless carriers that establishes common standards for roaming and interoperability of the public WiFi® hotspots being operated;

•	During the quarter, we enriched our device portfolio with the exclusive introduction of the Sony Ericsson Z200 handset;

Non-GAAP measures

The following are not measures or indicators that are governed or defined by generally accepted accounting principles [“GAAP”]. All of these non-GAAP measures may not be identical to similarly titled measures reported by other companies. We believe these measures are useful to investors because they include the same meaningful information that is used by our management to assess the Company’s performance as well as our success in acquiring, retaining and servicing customers. We believe these measures reflect our ability to generate and grow revenues while providing a high level of customer service in a cost-effective manner. We also use these measures as a method of comparing our performance with the other players in the wireless industry. In addition, our short-term and long-term incentive compensation offers bonuses tied to our financial performance and the achievement of strategic corporate and business unit objectives established on a yearly and cumulative basis. Our financial performance is mainly measured by the level of our revenues and our OIBDA. Our strategic corporate business objective consists of ARPU levels, churn levels and COA levels [all these terms are defined below]. Finally, we are committed to respect certain covenants under our credit agreements, which include certain of these measures. For instance, we are committed to maintain, on a quarterly basis, a certain level of OIBDA [labelled as EBITDA in our credit agreement] at each reporting date. As of March 31, 2004, this OIBDA covenant level was $12.5 million. We also use these non-GAAP measures for planning purposes, in presentations to our board of directors and in our undiscounted and discounted cash flow models.

Microcell Telecommunications Inc.

•	Cancellation of service [“churn” or “blended churn"] is expressed on a percentage basis for a given period and is calculated as the aggregate of the postpaid churn and the prepaid churn;

•	Postpaid churn is expressed on a percentage basis for a given period and is calculated as the number of deactivated postpaid subscribers divided by the average number of postpaid subscribers during such period;

•	Prepaid churn is expressed on a percentage basis for a given period and is calculated as the number of deactivated prepaid subscribers divided by the average number of prepaid subscribers during such period;

•	Average revenue per user [“ARPU” or “Blended ARPU”] for a given period is calculated as the aggregate of the Postpaid ARPU and the Prepaid ARPU;

•	Postpaid ARPU for a given period is calculated as the postpaid service revenues plus the roaming-in revenues, both included in the service revenue line of the financial statements for the period, plus or minus the effect of promotions, deferred revenues, and any retroactive adjustments accounted for in the period, divided by the average number of postpaid subscribers during such period;

•	Prepaid ARPU for a given period is calculated as the prepaid service revenues included in the service revenue line of the financial statements for the period plus the effect of promotions, plus or minus any retroactive adjustments accounted in the period, divided by the average number of prepaid subscribers during such period;

•	The cost of acquisition [“COA”] of a retail subscriber for a given period is calculated as the handset subsidy and selling and marketing expenses related to the acquisition of subscribers divided by the number of gross retail subscriber additions during such period. The handset subsidy of a retail subscriber for a given period is calculated as the product sales presented in the financial statements [excluding non-retail sales and retention sales] minus the cost of products presented in the financial statements but excluding non-retail costs of products, equipment costs related to retention sales and voucher costs, plus or minus adjustments for equipment cost devaluation, as well as any other retroactive adjustments accounted for in the period. The selling and marketing expenses for a given period are calculated based on the selling and marketing expenses presented in the financial statements and include promotion expenses from service revenues and expenses of the activation department, but exclude non-retail related costs, retention expenses for programs and departmental activities, and after-sales service expenses;

•	Operating income before depreciation and amortization [“OIBDA”] is defined as operating income (loss) calculated in accordance with GAAP except that it excludes depreciation and amortization expenses. OIBDA differs from EBITDA in that the non-GAAP measures’ calculation starts with the GAAP measure operating income (loss) for OIBDA, while the non-GAAP measures’ calculation starts with the GAAP measure net income (loss), in the case of EBITDA.

•	OIBDA margin is defined as OIBDA divided by total revenues.

Microcell Telecommunications Inc.

SELECTED QUARTERLY INFORMATION
[In thousands of Canadian dollars, unless otherwise indicated]

	Three months
	ended March 31

	2004	2003

	$	$
		[Pre-reorganization]

Revenues	145,276	133,515
Operating loss	(1,579)	(15,394)
Income (loss) before income taxes	(14,231)	35,861
Net income (loss)	(14,717)	35,264
Net loss applicable to Class A and Class B Shares	(19,892)	n/a
Basic and diluted earnings (loss) per share [in dollars]	$(4.02)	$0.15
OIBDA[1]	17,410	29,321
Capital expenditures	74,980	3,668
Total assets [end of period]	857,740	898,059
Long-term debt [end of period]	381,193	1,941,506
Cash dividends declared	nil	nil

Other data:
ARPU [in dollars]
Postpaid	$57.84	$58.02
Prepaid	$15.75	$18.63 [3]
Blended[1]	$35.92	$36.77 [3]
COA [in dollars][2]	$289	$290
Churn rate	2.8%	3.3%[3]

Net retail subscriber additions
Postpaid	13,358	(31,077)
Prepaid	(992)	(8,858)

Total	12,366	(39,935)

Total retail subscribers, end of period
Postpaid	605,538	513,985
Prepaid	651,974	610,601

Total	1,257,512	1,124,586

[1]	Reconciliation of OIBDA and blended ARPU

	Three months
	ended March 31

	2004	2003

	$	$
		[Pre-reorganization]

Operating loss	(1,579)	(15,394)
Depreciation and amortization	18,989	44,715

OIBDA	17,410	29,321

Service revenues for the period	134,895	128,240
Average number of subscribers [in thousands] [4]	3,778	3,429

Average monthly service revenue per user [in dollars]	$35.71	$37.40
Net impact of promotions, non-retail revenues and other	$0.21	$(0.63)

Blended ARPU	$35.92	$36.77

[2]	Beginning with the second quarter of 2003, we adjusted our calculation of COA to include shrinkage and obsolescence. All comparative figures were adjusted accordingly.

[3]	Calculation excludes provision for 50,000 inactive prepaid service customers accounted for in Q2-2002. In Q1-2004, we decided to eliminate this provision.

[4]	The average number of subscribers for the period is equal to the sum of the average number of subscribers for each month covered by the period.

Microcell Telecommunications Inc.

Results of operations

Three-month period ended March 31, 2004, compared with three-month period ended March 31, 2003

Operating results for our interim periods are not necessarily indicative of the results that may be expected for the full year. Specifically, during the fourth quarter, our operations are subject to certain seasonal factors associated with subscriber acquisition during the holiday period, which historically is the largest acquisition period of the year for the wireless industry. As a result, operating and net income during this period will be affected by the cost of acquiring a proportionately higher number of subscribers compared with each of the other three quarters of the year.

During the first quarter of 2004, we had 119,364 gross activations, an increase of 51% compared with the 79,027 activated during the same quarter one year earlier. The total number of new subscribers acquired during the first three months of 2004 represents approximately 20% of the total expected gross activations for full-year 2004, which is in line with our historical average for the first quarter. The significant year-over-year improvement in quarterly gross activations was brought about by an increase in postpaid subscriber additions. This result reflects our position as a fully active competitor, compared with the first quarter of 2003 when we self-imposed a subscriber acquisition slowdown in order to preserve cash during the capital reorganization process, as well as the positive market impact from our expanded portfolio of new handsets and from City Fido Vancouver. As a result, postpaid customers represented 73,893 of the total gross activations for the first quarter of 2004, up considerably from 27,258 in the same quarter last year, while prepaid customers accounted for the remaining 45,471 gross activations, compared with 51,769 for the first quarter of 2003. The postpaid-to-prepaid split of 62% to 38% for the first quarter of 2004 represents an improvement over the 34% to 66% split achieved in the same quarter one year earlier, reflecting our focus on acquiring higher value postpaid subscribers. At 62%, the proportion of new customers who subscribed to one of our postpaid services in the first quarter exceeded our full-year 2004 expectation of 60%.

Although our first-quarter postpaid churn rate increased slightly from 2.5% in 2003 to 2.6% in 2004, due in part to our competitors’ continuing aggressive response to City Fido Vancouver, we experienced a decrease in this rate compared with the previous quarter’s mark of 2.9%. We believe that the sequential quarterly improvement in postpaid customer retention was mainly the result of our handset replacement and upgrade program directed at our high-value subscribers, as well as our recently launched Customer Loyalty Program that features spending-based reward points and an optional two-year loyalty agreement. Our prepaid churn rate for the first quarter of 2004 was 2.9%, compared with 4.0% for the same period in 2003. This rate may increase next quarter, due primarily to the seasonal impact of the high level of gift-related activations during the preceding fourth quarter, as well as to an increasing number of dormant prepaid customers. Accordingly, our blended monthly churn rate for the three-month period ended March 31, 2004 decreased to 2.8% from 3.3% for the same three months in 2003.

During the first quarter of 2004, we eliminated a provision for 50,000 inactive prepaid customers that was initially established during the second quarter of 2002. At that time, we removed this same number of inactive prepaid customers from our retail subscriber base. The elimination of the provision resulted from a decision to terminate a retention program, which targeted this specific pool of inactive customers, as well as from a decision to increase our resource allocation towards City Fido. As a result, we wrote-off 50,000 prepaid customers against our remaining provision of 50,000, resulting in no impact to our end of quarter retail subscriber base or to our prepaid churn rate as these operating statistics are calculated and presented net of the provision.

We recorded a net loss of 992 prepaid customers for the first quarter of 2004, due primarily to a 12% year-over-year decline in quarterly gross prepaid activations, compared with a loss of 8,858 prepaid subscribers for the same quarter in 2003. This net subscriber loss was more than offset by the net addition of 13,358 postpaid customers. As a result, we expanded our total retail customer base by 12,366 in the first quarter of 2004, compared with a loss of 39,935 retail customers in the first three months of 2003. Accordingly, as at March 31, 2004, we provided wireless service to 1,257,512 retail PCS customers, 605,538 of which were

Microcell Telecommunications Inc.

on postpaid and 651,974 on prepaid, compared with a retail customer base of 1,124,586 at the end of the first quarter of 2003, which was composed of 513,985 postpaid subscribers and 610,601 prepaid subscribers.

As at March 31, 2004, we also provided PCS network access to 37,377 wholesale subscribers, compared with 33,042 at the end of 2003 and 19,208 at the end of the first quarter of 2003. The increases were due mainly to Sprint Canada’s new combined home, long-distance and Fido wireless bundled service offering introduced commercially in September 2003. In addition, we had 418 subscribers on our new iFido residential high-speed Internet service in the first quarter of 2004. This new service, which was commercially introduced in mid-March 2004, is currently available only in Richmond, British Columbia and Cumberland, Ontario. We expect to offer iFido in our other markets as the MCS network is deployed by the venture overseeing the development of MCS broadband wireless access in Canada. The venture members are Allstream Inc., Inukshuk, our wholly-owned subsidiary, and NR Communications, LLC.

Revenues [in millions of Canadian dollars]

	Three	Three
	months	months
	ended	ended
	March 31	March 31
	2004	2003

	$	$
		[Pre-reorganization]
Services	134.9	128.2
Equipment sales	10.4	5.3

Revenues	145.3	133.5

Our revenues consist primarily of retail PCS subscriber services revenue, which is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, roaming, fees for value-added services, and revenues from equipment sales, as well as revenues from wholesale service providers.

Service revenues for the three-month period ended March 31, 2004 increased by $6.7 million to $134.9 million from $128.2 million for the first quarter of 2003. This increase was driven mainly by a 12% increase in the total number of retail subscribers, compared with the first quarter of 2003. The $6.7 million year-over-year quarterly improvement was composed of a $10.9 million increase in postpaid revenues due primarily to a higher average number of postpaid subscribers, offset partially by a decrease in prepaid revenues resulting mainly from lower prepaid ARPU [despite a higher average number of prepaid subscribers in the customer base], and lower wholesale revenues for $0.5 million. The proportion of service revenues derived from postpaid services increased to 76% for the first quarter of 2004, compared with 72% for the same quarter one year earlier. This result reflects our continued focus on acquiring a relatively larger number and percentage of higher-value postpaid subscribers.

Equipment sales were $10.4 million for the first quarter of 2004, compared with $5.3 million for the same quarter in 2003. Despite higher handset rebates from limited-time promotions and higher retention costs, first-quarter equipment sales improved year-over-year due primarily to a higher number of handsets sold, resulting directly from a significant increase in the number of gross activations.

Postpaid ARPU decreased slightly to $57.84 for the first quarter of 2004 from $58.02 for the same three-month period in 2003. The reduction was attributable to lower extra airtime revenue per user due to greater in-bucket usage and decreased long-distance usage per user, offset by increased value-added service revenue per user from a higher penetration of enhanced voice services, increased data-related revenue per user from the growth of wireless data usage, and higher roaming revenues per user from a relatively greater level of both inbound and outbound traffic. Average monthly usage by our postpaid subscribers for the first quarter of 2004 was 469 minutes, compared with 342 minutes for the same quarter in 2003. The increase can be attributed mainly to our new City Fido service in Vancouver that now offers unlimited local usage for a fixed price of $45 per month.

Microcell Telecommunications Inc.

The ARPU for our prepaid service decreased to $15.75 for the first three months of 2004 from $18.63 in 2003, primarily as a result of an increase in inactive subscribers providing lower average minutes of usage and a shift towards lower value account refill. Average monthly usage by our prepaid customers in the first quarter of 2004 was 53 minutes, compared with 60 minutes in the first quarter of 2003.

Despite a higher percentage of postpaid subscribers in our customer base at the end of the first quarter of 2004 compared with one year earlier, our blended ARPU for the three months ended March 31, 2004 decreased to $35.92 from $36.77 mainly due to lower prepaid ARPU.

Costs and operating expenses [in millions of Canadian dollars]

	Three	Three
	months	Months
	ended	ended
	March 31	March 31
	2004	2003

	$	$
		[Pre-reorganization]
Cost of services	49.1	43.6
Cost of products	27.6	17.3
Selling and marketing	28.1	18.9
General and administrative	23.1	24.4
Depreciation and amortization	19.0	44.7

Costs and operating expenses	146.9	148.9

Costs and operating expenses [excluding depreciation and amortization] for the three-month period ended March 31, 2004 were $127.9 million, compared with $104.2 million for the same quarter in 2003. As of the third quarter of 2003, we resumed full commercial operations and growth in accordance with our post-recapitalization business plan. As a result, higher costs and operating expenses for the first quarter of 2004 reflected the greater level of subscriber acquisition and increased spending on retention and customer loyalty programs, compared with the first quarter of 2003 when we scaled back marketing activities to contain growth and applied cash conservation measures to preserve liquidity. Accordingly, the year-over-year increase of $23.7 million was due to higher cost of products for $10.3 million, higher selling and marketing expenses for $9.3 million, higher cost of services for $5.5 million, offset partly by lower general and administrative expenses [“G&A”] for $1.3 million.

First-quarter cost of services increased to $49.1 million in 2004 from $43.6 million in 2003. The $5.5 million variance was composed of a $3.8 million increase in customer care, training and billing costs and a $1.8 million increase in network operating costs, which was compensated for, in part, by a $0.1 million reduction in contribution charges paid to the CRTC.

Our cost of products for the first quarter of 2004 was $27.6 million, up from $17.3 million for the first quarter of 2003. The $10.3 million year-over-year increase was due primarily to: a higher volume of handsets and accessories sold, resulting in an incremental expense of $13.1 million; increased per-unit handset costs for an aggregate amount of $1.2 million, attributable to a higher cost mix of handsets sold; increased assembly, refurbishing and packaging costs of $1.2 million; and greater obsolescence and inventory devaluation for $0.5 million. These cost increases were partially offset by a decrease in prepaid voucher production costs of $1.6 million, and an expense deferral of $4.1 million, associated with our loyalty agreement handset discounts and City Fido activation fee.

For the three months ended March 31, 2004, selling and marketing expenses increased to $28.1 million from $18.9 million for the same period in 2003. The comparatively higher spending in the first quarter of 2004 can be explained by an increase in retail partner compensation due to a greater overall level of sales in combination with a higher proportion of postpaid gross activations, a greater volume of promotional discounts and higher advertising expenses, as well as increased costs associated with our customer loyalty and lifecycle initiatives.

Microcell Telecommunications Inc.

Despite the impact from a greater mix of postpaid gross additions and higher variable costs related to increased spending on promotions and offering larger handset discounts with our 24-month loyalty agreements, our COA remained virtually stable at $289 per gross addition for the first quarter of 2004, compared with $290 per gross addition for the same quarter in the previous year.

G&A expenses decreased to $23.1 million for the first three months of 2004 from $24.4 million for the same period in 2003. The 5% improvement was on account of lower bad debt expense stemming from the higher credit-worthiness of the Company’s current customer base and lower lease and rental costs. This was offset partially by higher salaries and benefits due mostly to our employee stock option plan.

Due to the realignment of our equity interest and capital structure under our recapitalization plan, we were required to perform as at May 1, 2003 a comprehensive revaluation of our balance sheet referred to as “fresh start accounting,” which included an adjustment to the historical carrying value of our assets and liabilities to their fair values. As a result, and in order not to surpass the fair value of the enterprise as a whole, the carrying value of our property, plant and equipment was reduced from $602.1 million to $289.7 million as at May 1, 2003. Accordingly, depreciation and amortization decreased to $19.0 million for the three months ended March 31, 2004 from $44.7 million for the same period in 2003.

Our operating loss for the first quarter of 2004 was $1.6 million, compared with an operating loss of $15.4 million for the same quarter in 2003. The improvement was due mainly to the decrease in depreciation and amortization expense of $25.7 million following the reduction in property, plant and equipment associated with fresh start accounting.

OIBDA for the three months ended March 31, 2004 was $17.4 million, compared with $29.3 million for the same period in 2003. The decrease resulted primarily from an increase in the costs associated with financing the acquisition of approximately 40,000 additional subscribers in the first quarter of 2004, compared with the first quarter of 2003. Accordingly, total operating costs and expenses before depreciation and amortization increased by 23%, year-over-year.

Other [In millions of Canadian dollars]

	Three	Three
	months	Months
	ended	ended
	March 31	March 31
	2004	2003

	$	$
		[Pre-reorganization]
Net interest expense and financing charges	(5.4)	(51.9)
Foreign exchange gain (loss)	(7.3)	103.2
Income tax benefit (provision)	(0.5)	(0.6)
Net income (loss)	(14.7)	35.3
Net loss applicable to Class A and Class B Shares	(19.9)	n/a

For the first quarter of 2004, net interest expense and financing charges were $5.4 million, compared with $51.9 million for the same quarter in 2003. The decrease was the direct result of the reduction in long-term debt following the implementation of our recapitalization plan on May 1, 2003, and the appreciation of the Canadian dollar relative to the U.S. dollar. Cash interest of $7.8 million and debt principal repayments of $330.3 million were paid during the first quarter of 2004.

Microcell Telecommunications Inc.

We incurred a foreign exchange loss for the first quarter of 2004 of $7.3 million, compared with a foreign exchange gain of $103.2 million for the same three-month period in 2003. The significant foreign exchange gain in the first quarter of 2003 was due to the relatively greater positive impact of a favorable change in the U.S./Canadian foreign exchange rate on a substantially higher level of U.S.-dollar denominated long-term debt outstanding. We had approximately $1.3 billion of U.S.-dollar long-term debt outstanding in the first quarter of 2003, compared with $393.2 million outstanding as at March 31, 2004.

During the quarter, we entered into swap transactions to manage our exposure to foreign exchange rate fluctuations on the U.S.-dollar-denominated Term Loan A and Term Loan B. We swapped, in March 2004, the total principal of Term Loan A and Term Loan B in the amount of $400 million [US$299.9 million] at a rate of 1.3340. We also swapped the floating interest rate of Libor plus 4% on Term Loan A, payable in US dollars, to a floating interest rate of Libor plus 5.085%, payable in Canadian dollars. We also swapped the floating interest rate of Libor plus 7% on Term Loan B, payable in US dollars, to a floating interest rate of Libor plus 8.485%, payable in Canadian dollars. The maturity of the swap transactions corresponds to the maturity of both term loans. These swap transactions, which have not been designated as hedging instruments, are presented at their fair value as derivative instruments on the balance sheet and changes in fair value are recognized in income as foreign exchange gains or losses. As of March 31, 2004, fair value of these swaps represented a liability of $11.8 million for the Company and a foreign exchange loss of $11.8 million has been recognized in the income statement.

We posted a consolidated net loss of $14.7 million and a consolidated net loss applicable to Class A and Class B Shares of $19.9 million [when considering the accretion on the redemption price of the preferred shares] for the first quarter of 2004. As a result, basic and diluted loss per share for the three months ended March 31, 2004 was $4.02. This compared with consolidated net income of $35.3 million and basic and diluted earnings per share of $0.15 for the same quarter in 2003. The net income we generated in the first quarter of 2003 was on account of a substantial foreign exchange gain recorded on a relatively higher level of outstanding U.S.-dollar denominated debt, which was offset partially by higher interest expense and higher depreciation and amortization.

Liquidity and capital resources

As at March 31, 2004, we had cash and cash equivalents of $98.9 million and short-term investments of $7.0 million compared with $43.1 million and $60.9 million respectively, as at December 31, 2003. Our cash and cash equivalents as at March 31, 2004 were composed of $98.1 million in Canadian dollars and $0.8 million in U.S. dollars. In addition, we had access to a revolving bank credit facility in the amount of $34 million [after $16 million credit reduction following the swap transactions entered into as described in note 5 to the unaudited interim consolidated financial statements], of which no amount was drawn on March 31, 2004. As at March 31, 2004, we had outstanding letters of guarantee for an aggregate amount of $0.4 million.

As at March 31, 2004, we had outstanding amounts of $196.6 million as Term Loan A [US$149.9 million] and another $196.6 million as Term Loan B [US$149.9 million] for total borrowings of $393.2 million [including a current portion of $12.0 million]. Without taking into consideration the swap transactions entered into described above, Term Loan A bears interest at LIBOR plus 4%, which is payable on a quarterly basis. The principal is payable in quarterly installments, which will start in June 2004 and will mature in March 2011. Term Loan B bears interest at LIBOR plus 7% [including a LIBOR floor of 2%], which is payable on a quarterly basis. The principal is also payable in quarterly installments, which will start in June 2004 and will mature in September 2011. We have the right to increase, at a later date, up to an additional $25 million under the Revolving Facility or Term Loan A and up to an additional $50 million under Term Loan B. The credit facilities are guaranteed by Microcell, and are secured by a pledge on substantially all of our assets. These new credit facilities provided us with greater financial flexibility by adding approximately $64 million of incremental cash availability [net of a $16 million credit reduction for swap exposure], which will be used to fund capital expenditures as well as for general corporate purposes. During the quarter we entered into swap transactions to manage our exposure to foreign exchange rate

Microcell Telecommunications Inc.

fluctuations on the U.S.-dollar denominated Term Loan A and Term Loan B, as described in the results of operations section.

Pursuant to a final prospectus dated March 24, 2004, the Company distributed to the holders of its Class A Shares, Class B Shares, First Preferred Voting Shares, First Preferred Non-Voting Shares, Second Preferred Voting Shares and Second Preferred Non-Voting Shares, rights to subscribe for an aggregate of 4,519,636 Class B Shares. Each five rights entitled the holder thereof to purchase one Class B Share at a subscription price of $22 per share. In connection with the rights offering, the Company entered into a standby purchase agreement with COM Canada, LLC [“COM”] pursuant to which it has agreed to purchase, at the rights subscription price, all Class B Shares not otherwise purchased pursuant to the rights offering. In addition, to the extent COM purchased less than $50 million of such shares, it committed to purchase, at the subscription price, additional Class B Shares having an aggregate subscription price equal to the deficiency.

The closing of the rights offering occurred on April 30, 2004. The rights offering resulted in the issuance by Microcell of 4,519,636 Class B Shares. COM purchased concurrently, at a price of $22.00 per share, 2,272,727 Class B Shares. Furthermore, Microcell granted COM, 3,977,272 warrants to acquire, at a price of $22.00 per share, additional Class B Shares for exercise at a later date. The net proceeds from the rights offering and private placement to COM amounted to approximately $147 million [net of approximately $2 million of issuance fees] and have been used by Microcell to redeem 75,233 preferred shares, at a price of $16.39 per share, for a total of $1.2 million. The remaining balance of $145.8 million will be used to fund capital expenditures and for general corporate purposes.

As a result of this rights offering and following the redemption of our preferred shares, our share capital as at May 3, 2004, was composed of the following: 235,961 Class A Restricted Voting Shares; 29,079,353 Class B Non-Voting Shares; 3,998,302 Warrants 2005; 6,663,943 Warrants 2008; and, 3,977,272 new warrants issued pursuant to the private placement. In addition, there were 1,770,585 outstanding stock options for Class B Non-Voting Shares.

Our working capital, or current assets less current liabilities, was $97.9 million as at March 31, 2004 compared with $102.4 million as at December 31, 2003 for a slight decrease of $4.5 million.

Capital expenditures for the first quarter of 2004 were $75.0 million, compared with spending of $3.7 million for the same quarter in 2003. The year-over-year increase in first-quarter capital expenditures reflected a return to more normal spending levels for network signal improvements and capacity expansion, the additional costs associated with the on-going support of City Fido in Vancouver and the initial set-up necessary for the expansion of City Fido outside Vancouver. The increase in capacity-related expenditures was the result of the timing of upgrades to our switching and radio infrastructure. Network spending represented $69.2 million of total capital expenditures for the first quarter of 2004. The remaining balance of $5.8 million was related primarily to information technology initiatives and operational support systems. Comparatively, the low level of capital spending in 2003 was due to our self-imposed growth slowdown during the capital restructuring process in order to preserve cash.

We believe that cash flows from operations, our current cash position, our access to a revolving bank credit facility and continued access to capital markets will allow us to meet our business requirements, including debt service and capital expenditures, for the foreseeable future.

Microcell Telecommunications Inc.

Cash flows [In millions of Canadian dollars]

	Three	Three
	months	months
	ended	ended
	March 31	March 31
	2004	2003

	$	$
		[Pre-reorganization]
Cash provided by operating activities	23.7	8.2
Cash provided by (used in) investing activities	(21.1)	42.4
Cash provided by financing activities	53.2	—

Operating activities

We generated $23.7 million of cash from our operating activities in the three-month period ended March 31, 2004, compared with $8.2 million for the same period in 2003. The $15.5 million improvement resulted mainly from lower cash expenses of $34.3 million, consisting mainly of reduced cash interest expense payable [mainly due to the new capital structure] partially offset by a lower operating income of $11.9 million [net of depreciation and amortization] and lower cash provided by operating assets and liabilities of $6.9 million.

Investing activities

Cash used for investing activities was $21.1 million during the three-month period ended March 31, 2004, compared with cash provided by investing activities of $42.4 million for the same period in 2003. This was mainly attributable to higher additions to property, plant and equipment of $71.3 million in the first quarter of 2004 [resulting from higher cash investments in the PCS network] and to lower proceeds from the sale of long-term investments of $2.1 million [mainly due to the distribution of assets in 2003 by a limited partnership in which we were associated]. The significant reduction in capital spending for 2003 was due to our self-imposed growth slowdown during the financial restructuring process in order to preserve cash. This was partially offset by higher proceeds from the sale of short-term investments and marketable securities of $10.4 million.

Financing activities

We announced on March 17, 2004 the successful closing of a new senior secured bank financing in an aggregate principal amount equivalent to $450 million for our wholly-owned subsidiary, Solutions, from a syndicate of lenders led by J.P. Morgan Securities Inc. and Credit Suisse First Boston. The new facilities consist of an undrawn six-year $50 million first lien revolving credit facility [the Revolving Facility, subject to certain restriction as described in note 5 to the unaudited interim consolidated financial statements], a seven-year $200 million [US$149.9 million] first lien term loan [Term Loan A], and a seven-and-a-half-year $200 million [US$149.9 million] second lien term loan [Term Loan B]. Both term loans are denominated in U.S. dollars, while the revolving credit facility is denominated in Canadian dollars. The proceeds have been used mainly to repay borrowings under our previous senior secured credit facilities in the amount of $330.3 million and to terminate related swap transactions in the amount of $4.2 million. With respect to the new credit facilities, we spent $12.3 million in financing costs, which are deferred and will be amortized over the terms of the two term loans. As a result of the above, financing activities provided $53.2 million of cash during the three-month period ended March 31, 2004.

Microcell Telecommunications Inc.

New Contingency

On April 21, 2004, UBS filed a lawsuit against Microcell, Solutions, Inukshuk and Allstream in the Ontario Superior Court of Justice. In its statement of claim, UBS claims [for, amongst other things, specific performance, breach of contract, breach of confidence and breach of fiduciary duty] from Microcell, Solutions and Inukshuk damages totaling $160 million. UBS also claims certain other equitable relief, including disgorgement of profits that UBS alleges would otherwise unjustly enrich Inukshuk, Solutions and Microcell. The action is at a very early stage with no statement of defense yet delivered. Based on information currently available, management considers that the companies have substantive defenses to the action brought by UBS and intend to vigorously defend the action.

Guidance for 2004

	Revised Guidance	2004 YTD Actuals	2004 Targets

Gross additions	No change	119,364	580,000 to 610,000
Blended churn	No change	2.8%	2.7% to 3.0%
Service revenues	No change	$134.9 million	$615 to $640 million
Operating income (loss)	No change	($1.6) million	$15 to $25 million
Depreciation and amortization	No change	$19.0 million	$100 million
OIBDA	No change	$17.4 million	$115 to $125 million
Capital expenditures	No change	$75.0 million	$170 to $180 million

About the Company

Microcell Telecommunications Inc. is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to over 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido® brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Note to Microcell investors

The statements made in this release concerning Microcell’s future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual future performance could be affected by a number of factors, including technological change, regulatory change, and competitive factors, many of which are beyond the Company’s control. Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company’s Annual Information Form for 2002 and in other filings with securities commissions in Canada and the United States.

Reminder to holders of Class A Restricted Voting Shares and Class B Non-Voting Shares

The Company reminds the holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares that (i) each Class A Restricted Voting Share may, at the option of the holder, be exchanged at any time for one Class B Non-Voting Share and (ii) each Class B Non-Voting Share may, at the option of the holder by providing a declaration of Canadian residency to the Company’s transfer agent, be exchanged at any time for one Class A Restricted Voting Share.

Conference call

A listen-only Webcast and replay of Microcell’s first quarter 2004 conference call can be accessed at the following links: www.ccbn.com and www.microcell.ca/investors. The Webcast will begin at 2:00 p.m. (ET) today, and the replay will be available until May 19, 2004. A recording of the conference call will also be available and can be accessed by anyone who calls 1 800 558-5253 and enters reservation number 21190571#. The recording will be accessible at any time between 4:00 p.m. (ET) on Wednesday, May 5, 2004, and 11:59 p.m. (ET) on Wednesday, May 19, 2004.

Fido is a registered trademark of Microcell Solutions Inc.
City Fido is a trademark of Microcell Solutions Inc.

www.microcell.ca
www.fido.ca

For more information:

Investment community:	Media:
Thane Fotopoulos 514 937-0102, ext. 8317 thane.fotopoulos@microcell.ca	Claire Fiset 514 937-0102, ext. 7824 claire.fiset@microcell.ca	Colin Macrae 604 618-2294 colin.macrae@microcell.ca

Microcell Telecommunications Inc.

INTERIM CONSOLIDATED BALANCE SHEETS
[UNAUDITED]

As at
[In thousands of Canadian dollars]

	March 31	December 31
	2004	2003

	$	$
		[note 1]
ASSETS [note 5]
Current assets Cash and cash equivalents	98,928	43,094
Short-term investments	7,000	60,927
Receivables	63,248	76,796
Inventories	19,734	27,593
Prepaid license fees, rental sites and other prepaid expenses	19,088	26,850
Deferred charges	21,028	10,601
Other current assets	3,693	6,188

Total current assets	232,719	252,049
Property, plant and equipment	376,958	318,041
Intangible assets	231,050	233,819
Long-term investments and other non-current assets	17,013	4,797

	857,740	808,706

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	81,481	91,634
Deferred revenues	41,344	42,328
Derivative instruments [note 5]	—	6,348
Current portion of long-term debt [note 5]	12,000	9,298

Total current liabilities	134,825	149,608
Long-term debt [note 5]	381,193	315,164
Derivative instruments [note 5]	11,843	—

	527,861	464,772

Shareholders’ equity
Share capital [note 6]	343,329	338,154
Warrants [note 6]	17,926	17,926
Contributed surplus [note 2]	1,989	—
Deficit	(33,365)	(12,146)

	329,879	343,934

	857,740	808,706

Contingencies [note 7]

See accompanying notes

Microcell Telecommunications Inc.

INTERIM CONSOLIDATED STATEMENTS OF
NET INCOME (LOSS) AND DEFICIT
[UNAUDITED]

[In thousands of Canadian dollars, except for per share data]

		Pre-
		reorganization
	Three months	Three months
	ended	ended
	March 31	March 31
	2004	2003

	$	$
Revenues
Services	134,895	128,240
Products	10,381	5,275

	145,276	133,515

Costs and expenses
Cost of services	49,083	43,565
Cost of products	27,574	17,337
Selling and marketing	28,150	18,879
General and administrative	23,059	24,413
Depreciation and amortization	18,989	44,715

	146,855	148,909

Operating loss	(1,579)	(15,394)
Interest income	290	1,333
Interest expense	(5,666)	(53,286)
Foreign exchange gain (loss)	(7,287)	103,162
Gain on investments, marketable securities and other assets	11	46

Income (loss) before income taxes	(14,231)	35,861
Income tax expense	(486)	(597)

Net income (loss)	(14,717)	35,264
Accretion on redemption price – preferred shares [note 6]	(5,175)	—

Net loss applicable to Class A and Class B shares ([for the three months ended
March 31, 2004 only])	(19,892)	35,264
Deficit, beginning of period, as previously reported	(12,146)	(2,466,674)
Cumulative effect of a change in an accounting policy [note 2]	(1,327)	—

Deficit, end of period	(33,365)	(2,431,410)

Basic and diluted earnings (loss) per share [note 4]	(4.02)	0.15

See accompanying notes

Microcell Telecommunications Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
[UNAUDITED]

[In thousands of Canadian dollars]

		Pre-
		reorganization
	Three months	Three months
	ended	ended
	March 31	March 31
	2004	2003

	$	$
OPERATING ACTIVITIES
Net income (loss)	(14,717)	35,264
Adjustments to reconcile net income (loss) to cash provided by operating activities Depreciation and amortization	18,989	44,715
Accreted interest on long-term debt	693	10,155
Stock option expense	662	—
Foreign exchange loss (gain)	8,069	(98,817)
Gain on value of investments and marketable securities	—	(46)

	13,696	(8,729)
Changes in operating assets and liabilities	10,016	16,886

Cash provided by operating activities	23,712	8,157

INVESTING ACTIVITIES
Decrease in short-term investments	53,927	43,575
Additions to property, plant and equipment	(74,980)	(3,688)
Proceeds from the sale of property, plant and equipment	—	400
Proceeds from the sale of long-term investments	—	2,089

Cash provided by (used in) investing activities	(21,053)	42,376

FINANCING ACTIVITIES
Increase in long-term debt	400,000	—
Repayment of long-term debt	(330,285)	—
Termination of derivative instruments	(4,250)	—
Deferred financing costs	(12,290)	—

Cash provided by financing activities	53,175	—

Increase in cash and cash equivalents for the period	55,834	50,533
Cash and cash equivalents, beginning of period	43,094	26,979

Cash and cash equivalents, end of period	98,928	77,512

Additional information Interest paid	7,757	13
Income taxes paid	366	502

See accompanying notes.

Microcell Telecommunications Inc.

[All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.]

NOTES TO INTERIM CONSOLIDATED FINANCIAL
STATEMENTS [UNAUDITED]

March 31, 2004

1.	DESCRIPTION OF BUSINESS, FINANCIAL REORGANIZATION AND BASIS OF PRESENTATION

Description of business

Microcell Telecommunications Inc. [“Microcell"] is incorporated under the Canada Business Corporations Act [“CBCA”] and is a provider of wireless telecommunications services in Canada. As at March 31, 2004, Microcell conducted its wireless communications business through two wholly-owned subsidiaries [Microcell, collectively with its subsidiaries, the “Company"], which were: Microcell Solutions Inc. [“Solutions"] and Inukshuk Internet Inc. [“Inukshuk"].

Solutions operates a Global System for Mobile Communication [“GSM”] network across Canada and markets Personal Communications Services [“PCS”] and General Packet Radio Service [“GPRS”] under the Fido brand name pursuant to a 30Mhz PCS License [the “PCS License"] issued by the Minister of Industry (Canada) [“Industry Canada"]. The Company also provides wireless high-speed Internet access in selected locations under iFidoTM .

Inukshuk was awarded Multipoint Communication Systems [“MCS”] Licenses to deploy a high-speed Internet Protocol-based data network using MCS technology in Canada. Inukshuk entered into phase 1 of a new venture with two partners to build an MCS network in order to offer high-speed Internet, IP-based voice and local networking services to selected markets across Canada. Inukshuk’s commitment for phase 1 is to permit the utilization of its MCS licenses. As of March 31, 2004, phase 1 of this project was not yet completed.

The Company continues to experience growth-related capital requirements arising from the need to fund network capacity improvements, ongoing maintenance and the cost of acquiring new PCS customers. Microcell’s ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, general economic conditions and regulatory requirements.

Financial reorganization

On May 1, 2003, the predecessor company of Microcell [“Old Microcell"] and certain subsidiaries of Old Microcell emerged from a restructuring plan under the Companies’ Creditors Arrangement Act [“CCAA”] and the CBCA. As a result, at that date, the Company has accounted for its financial reorganization by using the principles of fresh start accounting. Accordingly, all assets and liabilities were comprehensively revalued at estimated fair values and Microcell’s deficit of $2.4 billion was eliminated and long-term debt obligations decreased by approximately $1.6 billion. Microcell determined that its enterprise value was $689 million, of which $350 million was allocated to long-term debt and $339 million to equity. This enterprise value was determined based on several traditional valuation methodologies, utilizing projections developed by management, including discounted cash flow analysis and comparable company trading analysis.

Microcell Telecommunications Inc.

1.	DESCRIPTION OF BUSINESS, FINANCIAL REORGANIZATION AND BASIS OF PRESENTATION [cont’d]

A comprehensive revaluation of the assets and liabilities of the Company has been done based on this enterprise value. This resulted in a reduction of the current assets of $36.8 million [mainly consisting of the deferred charges incurred during the recapitalization process], the property, plant and equipment of $289.7 million, the long-term investments of $3.7 million and the accrued liabilities of $131.5 million. The Company also assigned a value, calculated at management’s best estimate of fair value, to the Company’s intangible assets, which are the PCS License at $188 million, determined using the replacement cost based on comparable transactions, the Fido brand name at $28.5 million, determined using the replacement cost method, and the customer list at $24.7 million, determined using the discounted future cash flows method.

Basis of presentation

The accompanying unaudited interim consolidated financial statements of Microcell have been prepared in accordance with accounting principles generally accepted in Canada [“Canadian GAAP”] for interim financial information. Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments [consisting of normal recurring accruals] considered necessary for a fair presentation have been included. The consolidated balance sheet as of December 31, 2003 in these unaudited interim consolidated financial statements has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by Canadian GAAP for annual financial statements.

Operating results for interim periods are not necessarily indicative of the results that may be expected for the full year. Specifically, during the fourth quarter, the Company’s operations are subject to certain seasonal factors associated with subscriber acquisition during the holiday period, which historically is the largest acquisition period of the year for the wireless industry. As a result, operating and net income during this period will be affected by the cost of acquiring a proportionately higher number of subscribers compared with each of the other three quarters of the year.

These unaudited interim consolidated financial statements should be read in conjunction with Microcell’s audited consolidated financial statements and footnotes for the year ended December 31, 2003. The accounting policies and methods followed in the preparation of these unaudited interim consolidated financial statements are the same as those used in the audited financial statements for the year ended December 31, 2003, except for the change related to stock-based compensation as described in note 2. The Company also introduced new retention programs during the period as described in note 3.

Comparative financial information for the three-month period ended March 31, 2003 has been presented pursuant to regulatory requirements. In reviewing this comparative financial information, readers are reminded that it does not reflect the effects of the financial reorganization and the application of fresh start accounting.

In March 2004, the Company received a comment letter from the U.S. Securities and Exchange Commission [“SEC”] in connection with its review of the Company’s registration statement filed on March 3, 2004 for the registration of its Class A Shares and Class B Shares issuable upon exercise of the Warrants 2005 and the Warrants 2008. SEC staff, among other things, has questioned whether the Company’s Fido brand name has an indefinite useful life and, consequently, whether it should be subject to periodic amortization. The Company believes such brand name should be considered to have an indefinite life. However, were such periodic amortization to be applied, assuming hypothetically a useful life of ten years, this would increase the Company’s net loss by $0.7 million, increase basic and diluted loss per share by $0.14 but would have no effect on cash flows for the three-month period ended March 31, 2004.

Microcell Telecommunications Inc.

2.	CHANGE IN ACCOUNTING POLICIES

Stock-based compensation

Effective January 1, 2004, the Company adopted the standard set forth in Section 3870 of the Canadian Institute of Chartered Accountants [“CICA”] Handbook entitled Stock-based compensation and other stock-based payments. This section has been amended to require the expensing of certain stock-based compensation awards using fair value-based method for fiscal years beginning on or after January 1, 2004. Under the amended rules, the Company is required to expense, over the vesting period, the fair value of the options at the date of the grant. As permitted by this amendment, the Company applied this change retroactively, without restatement, for options granted since May 1, 2003. Consequently, the opening deficit as at January 1, 2004 was adjusted to reflect an expense of $1.3 million relating to options granted since May 1, 2003. For the three-month period ended March 31, 2004, an amount of $0.7 million is included within general and administrative expenses. In counterpart, an amount of $2 million was credited to the contributed surplus. For the three-month period ended March 31, 2003, the Company’s pro forma net income would be decreased by $1.1 million and the Company’s pro forma basic and diluted earnings-per-share would be decreased by $0.01. The Company used the Black Scholes option pricing model to determine the fair value of the options with the following assumptions: risk-free interest rate of 3%, share price volatility of 64%, no dividend yield and expected life of five years. Prior to January 1, 2004, no compensation expense was recognized when options were issued to employees or directors but the Company provided pro forma information as if the fair value-based method had been applied.

3.	CUSTOMER RETENTION PROGRAMS

During the three-month period ended March 31, 2004, the Company introduced two specific customer retention programs. Firstly, the Company now allows its postpaid customers to enter into a 24-month agreement for airtime services and, in exchange, the Company grants additional discounts or credits for the purchase of handsets, which are deferred and amortized over the term of the agreement. Since related equipment and access to the Company’s network are bundled with airtime, the Company considers this arrangement as a revenue arrangement with multiple deliverables. Accordingly, the arrangement consideration is allocated among the separate units of accounting based on their relative fair values.

Secondly, the Company launched “Fido Rewards,” which allows its postpaid customers to accumulate “FidoDollars” based on their spending. Each FidoDollar will allow its holder, starting June 2004, to obtain a discount of $1 on the suggested retail price of a future purchase of a handset. Since this handset will generate future service revenues after its acquisition, the Company will account for the cost of this reward program, consisting primarily of the subsidy on the handset, when such FidoDollars are redeemed. At that date, the Company will recognize as equipment revenue the amount received from its customers, net of applicable FidoDollars, as well as the cost of the related handset. The Company accrues for its estimated obligation as awards are earned by its customers which are registered with the program. As at March 31, 2004, three million FidoDollars were issued to approximately 177,000 registered customers and, as a result, an amount of $3.0 million is included in the Company’s balance sheet within deferred charges and accounts payable and accrued liabilities. If all of the Company’s customers were registered in this program, deferred charges and accounts payable and accrued liabilities as at March 31, 2004 would be increased by $8.5 million.

Microcell Telecommunications Inc.

4.	EARNINGS (LOSS) PER SHARE

The reconciliation of the numerator and denominator for the calculation of earnings (loss) per share is as follows:

		Pre-
		reorganization
	Three months	Three months
	ended	ended
	March 31	March 31
	2004	2003

	$	$
Numerator:
Net income (loss) for diluted earnings (loss) per share calculation	(14,717)	35,264
Accretion on redemption price of First and Second Preferred Shares	(5,175)	—

Net income (loss) for basic earnings (loss) per share calculation	(19,892)	35,264

Denominator [in thousands]:
Weighted-average number of Class A and Class B Shares outstanding	4,950	240,217
Shares issuable pursuant to the exercise of initial warrants	—	253

Number of shares for basic earnings (loss) per share calculation	4,950	240,470
Shares issuable pursuant to the conversion of preferred shares	9,373	—
Shares issuable pursuant to the exercise of stock options	888	—
Shares issuable pursuant to the exercise of warrants	908	—

Number of shares for diluted earnings (loss) per share calculation	16,119	240,470

Basic and diluted earnings (loss) per share [in dollars]	(4.02)	0.15

Basic and diluted earnings (loss) per share are identical, as the effect of potential dilutive securities is antidilutive.

5.	LONG-TERM DEBT

	March 31	December 31
	2004	2003

	$	$
Tranche B Debt	—	271,769
Tranche C Debt	—	52,693
Term Loan A	196,596	—
Term Loan B	196,597	—

	393,193	324,462
Less current portion of principal	(12,000)	(9,298)

	381,193	315,164

The minimum contractual payments of Term Loan A and Term Loan B for the next five years are as follows: $9.0 million in 2004; $12.0 million in 2005; $12.0 million in 2006; $12.0 million in 2007; and $12.0 million in 2008.

During the first quarter of 2004, the Company entered into amended and restated credit agreements with a syndicate of lenders, certain of which are also shareholders of the Company. The proceeds have been used mainly to refinance borrowings under the previous senior secured credit facilities in the amount of $330.3 million as at March 17, 2004 and to terminate previous swap transactions in the amount of $4.3 million.

Microcell Telecommunications Inc.

5.	LONG-TERM DEBT [cont’d]

In conjunction with the amended and restated credit agreements, the Company paid, during the first quarter of 2004, $12.3 million of financing costs, which are being deferred and amortized over the term of the loans. The financing arrangements of the Company, as at March 31, 2004, consisted of the following credit agreements:

Revolving Facility

The Company has access to a first lien revolving credit facility [the “Revolving Facility”] of $50 million, which bears interest at CDOR or LIBOR plus 4.0% and is payable in March 2010. A commitment fee computed at the rate of 0.5% per annum on the aggregate undrawn amount of the Revolving Facility is payable on a quarterly basis. The Revolving Facility is secured by a pledge by a first lien on substantially all of the Company’s assets. As at March 31, 2004, no amounts were drawn on this facility. However, any credit exposure under the swap transactions described below is considered a usage of the Revolving Facility and is deducted from the amount otherwise available to be borrowed under the Revolving Facility. An amount of $16 million was agreed upon to be the initial swap exposure of the Company’s swap counterparty.

Term Loan A

The Term Loan A debt consists of a first lien term loan with a principal amount equivalent to $200 million [US$149.9 million]. It bears interest at LIBOR plus 4% and is payable in quarterly installments, which will start in June 2004 and will mature in March 2011. It is collateralized by a pledge on substantially all of the Company’s assets. As at March 31, 2004, the effective interest rate on Term Loan A was 7.3%.

Term Loan B

The Term Loan B debt consists of a second lien term loan with a principal amount equivalent to $200 million [US$149.9 million]. It bears interest at LIBOR plus 7%, with a LIBOR floor at 2%, and is payable in quarterly installments, which will start in June 2004 and will mature in September 2011. It is collateralized by a pledge on substantially all of the Company’s assets. As at March 31, 2004, the effective interest rate on Term Loan B was 9%.

Reimbursements of Term Loan A and Term Loan B are as follows:

	Term Loan A	Term Loan B

2004	3.75%	0.75%
2005	5.00%	1.00%
2006	5.00%	1.00%
2007	5.00%	1.00%
2008	5.00%	1.00%
2009	29.37%	1.00%
2010	37.50%	1.00%
2011	9.38%	93.25%

	100.00%	100.00%

Microcell Telecommunications Inc.

5.	LONG-TERM DEBT [cont’d]

Pursuant to the terms of the credit agreements governing the Company’s credit facilities, the Company is entitled to raise up to an additional $25 million under the Revolving Facility or Term Loan A and up to an additional $50 million under Term Loan B.

The Company has entered into swap transactions to manage its exposure to foreign exchange rate fluctuations on the U.S.-dollar-denominated Term Loan A and Term Loan B. The Company swapped, in March 2004, the total principal of Term Loan A and Term Loan B in the amount of $400 million [US$299.9 million] at a rate of 1.3340. The Company also swapped the floating interest rate of Libor plus 4% on Term Loan A, payable in US dollars, to a floating interest rate of Libor plus 5.085%, payable in Canadian dollars. The Company also swapped the floating interest rate of Libor plus 7% on Term Loan B, payable in US dollars, to a floating interest rate of Libor plus 8.485%, payable in Canadian dollars. The maturity of the swap transactions corresponds to the maturity of both term loans. These swap transactions are presented at their fair value as derivative instruments on the balance sheet and changes in fair value are recognized in income as foreign exchange gains or losses.

Covenants and mandatory prepayments

Under the credit agreements governing the Revolving Facility, Term Loan A and Term Loan B, the Company is committed to respect certain covenants, including restrictions on the ability to incur certain indebtedness, pay dividends, make certain other payments, create liens, sell assets and engage in mergers. The Company must also maintain certain financial covenants and ratios under the credit agreements, including levels of operating income excluding certain specific items, levels of debt, liquidity levels and maximum levels of capital expenditures.

The credit agreements governing Term Loan A and Term Loan B require the Company to make, subject to certain conditions, prepayments to Term Loan A and Term Loan B lenders with respect to [i] net proceeds received by the Company from the sale of assets, [ii] the excess cash flow generated by the Company during any fiscal year, and [iii] the net proceeds received by the Company from the issuance of equity securities.

Microcell Telecommunications Inc.

6.	SHARE CAPITAL

Number of shares issued

	First	First	Second	Second
	Preferred	Preferred	Preferred	Preferred
	Voting	Non-Voting	Voting	Non-Voting	Class A	Class B
	Shares	Shares	Shares	Shares	Shares	Shares

Balance as at December 31, 2003	252,296	11,415,204	14,782	6,979,528	30,038	3,906,336
Converted	(60,199)	(5,591,536)	(180)	(3,636,444)	59,215	9,229,144

Balance as at March 31, 2004	192,097	5,823,668	14,602	3,343,084	89,253	13,135,480

Carrying value of shares issued

	First	First	Second	Second
	Preferred	Preferred	Preferred	Preferred			Total
	Voting	Non-Voting	Voting	Non-Voting	Class A	Class B	Value of
	Shares	Shares	Shares	Shares	Shares	Shares	Shares

	$	$	$	$	$	$	$
Balance as at December 31, 2003	4,014	181,617	235	111,046	300	40,942	338,154
Converted	(971)	(90,188)	(3)	(58,487)	955	148,694	—
Accretion on redemption price	81	3,280	5	1,809	—	—	5,175

Balance as at March 31, 2004	3,124	94,709	237	54,368	1,255	189,636	343,329

Warrants

	March 31	December 31
	2004	2003

	$	$
3,998,302 Warrants 2005, exercise price of $19.91	4,598	4,598
6,663,943 Warrants 2008, exercise price of $20.69	13,328	13,328

	17,926	17,926

Subsequent to the quarter, 190,647 First Preferred Voting Shares, 5,782,980 First Preferred Non-Voting Shares, 14,602 Second Preferred Voting Shares and 3,309,989 Second Preferred Non-Voting Shares were converted into 146,708 Class A Shares and 9,151,510 Class B Shares.

In addition, pursuant to a final prospectus dated March 24, 2004, the Company distributed to the holders of its Class A Shares, Class B Shares, First Preferred Voting Shares, First Preferred Non-Voting Shares, Second Preferred Voting Shares and Second Preferred Non-Voting Shares, rights to subscribe for an aggregate of 4,519,636 Class B Shares. Each five rights entitled the holder thereof to purchase one Class B Share at a subscription price of $22 per share. In connection with the rights offering, the Company entered into a standby purchase agreement with COM Canada, LLC [“COM”] pursuant to which it has agreed to purchase, at the rights subscription price, all Class B Shares not otherwise purchased pursuant to the rights offering. In addition, to the extent COM purchased less than $50 million of such shares, it committed to purchase, at the subscription price, additional Class B Shares having an aggregate subscription price equal to the deficiency.

The closing of the rights offering occurred on April 30, 2004. The rights offering resulted in the issuance by Microcell of 4,519,636 Class B Shares. COM purchased concurrently, at a price of $22.00 per share, 2,272,727 Class B Shares. Furthermore, Microcell granted COM, 3,977,272 warrants to acquire, at a price of $22.00 per share, additional Class B Shares for exercise at a later date. The net proceeds from the rights offering and private placement to COM amounted to approximately $147 million [net of approximately $2 million of issuance fees] and have been used by Microcell to redeem 1,450 First Preferred Voting Shares, 40,688 First Preferred Non-Voting Shares and 33,095 Second Preferred Non-Voting Shares outstanding as at April 30, 2004 at a price of $16.39 per share, for a total of $1.2 million. The remaining balance of $145.8 million will be used to fund capital expenditures and for general corporate purposes.

As a result, the Company’s share capital as at May 3, 2004, was composed of the following: 235,961 Class A Shares; 29,079,353 Class B Shares; 3,998,302 Warrants 2005; 6,663,943 Warrants 2008; and 3,977,272 new warrants issued pursuant to the private placement.

Microcell Telecommunications Inc.

In accordance with the warrant indentures governing the Warrants 2005 and the Warrants 2008, the number of shares issuable upon the exercise of the Warrants 2005 and the Warrants 2008 had been adjusted from 1.0 to 1.02 Class A Share or Class B Shares, as the case may be, for each warrant. This adjustment has been made as a result of the Company’s rights offering.

Stock Option Plan

Changes in options outstanding are as follows:

	Three months ended
	March 31, 2004

		Weighted-
	Number of	average
	options	exercise price

Outstanding as at December 31, 2003	1,732,959	$10.90
Granted	89,442	$22.68
Forfeited	(39,816)	$11.16

Outstanding as at March 31, 2004	1,782,585	$11.48

Exercisable as at March 31, 2004	—	—

7.	NEW CONTINGENCY

On April 21, 2004, Unique Broadband Wireless Services, Inc. [“UBS”] filed a lawsuit against Microcell, Solutions, Inukshuk and Allstream in the Ontario Superior Court of Justice. In its statement of claim, UBS claims [for, amongst other things, specific performance, breach of contract, breach of confidence and breach of fiduciary duty] from Microcell, Solutions and Inukshuk damages totaling $160 million. UBS also claims certain other equitable relief, including disgorgement of profits that UBS alleges would otherwise unjustly enrich Inukshuk, Solutions and Microcell. The action is at a very early stage with no statement of defense yet delivered. Based on information currently available, management considers that the companies have substantive defenses to the action brought by UBS and intend to vigorously defend the action.

8.	COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.